Exhibit 99.2

ASSET PURCHASE AGREEMENT

BETWEEN

TRANSITION THERAPEUTICS (USA) INC.

AND

FORBES MEDI-TECH (RESEARCH) INC.

MADE AS OF

AUGUST 15, 2008

McCarthy Tétrault LLP
Calgary, Alberta

TABLE OF CONTENTS

ARTICLE 1 - INTERPRETATION		1
1.01	Definitions	1
1.02	Headings	3
1.03	Extended Meanings	3
1.04	Statutory References	3
1.05	Schedules	4
ARTICLE 2 - SALE AND PURCHASE		4
2.01	Assets to be Sold and Purchased	4
2.02	Purchase Price	4
2.03	No Assumption of Obligations and Liabilities	4
2.04	Assumed Contracts and Non-Assumed Contracts	4
2.05	Payment of Purchase Price	5
2.06	Closing Deliveries by Vendor	5
ARTICLE 3 - REPRESENTATIONS AND WARRANTIES		5
3.01	Vendor’s Representations and Warranties	5
3.02	No Warranty	8
3.03	Purchaser’s Representations and Warranties	8
ARTICLE 4 - COVENANTS		8
4.01	Covenants of the Vendor	8
4.02	Examination of Assets	9
4.03	Covenants of the Purchaser	9
4.04	Cooperation on Tax Matters	9
ARTICLE 5 - CONDITIONS		9
5.01	Conditions for the Benefit of the Purchaser	9
5.02	Conditions for the Benefit of the Vendor	10
5.03	Waiver of Condition	11
ARTICLE 6 - INDEMNIFICATION		11
6.01	Survival	11
6.02	Indemnification by the Vendor	11
ARTICLE 7 - GENERAL		12
7.01	Confidentiality	12
7.02	Further Assurances	12
7.03	Time of the Essence	12
7.04	Fees and Commissions	12
7.05	Public Announcements	12
7.06	Benefit of the Agreement	13

7.07	Entire Agreement	13
7.08	Amendments and Waivers	13
7.09	Assignment	13
7.10	Notices	13
7.11	Remedies Cumulative	14
7.12	No Third Party Beneficiaries	14
7.13	Governing Law	14
7.14	Counterparts	15
7.15	Guarantee	15
7.16	Electronic Execution	15

ASSET PURCHASE AGREEMENT

THIS AGREEMENT is made as of August 15, 2008

BETWEEN

Transition Therapeutics (USA) Inc., a corporation incorporated under the laws of California (the “Purchaser”),

-  and -

Forbes Medi-Tech (Research) Inc., a corporation incorporated under the laws of Delaware (the “Vendor”),

WHEREAS the Vendor desires to sell and the Purchaser desires to purchase certain assets of the Vendor upon and subject to the terms and conditions set out in this Agreement;

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the parties agree as follows:

ARTICLE 1 - INTERPRETATION

1.01

Definitions

In this Agreement, unless something in the subject matter or context is inconsistent therewith:

“Affiliate” means, with respect to any person, any other person that controls or is controlled by or is under common control with the referent person. For purposes of this definition, “control” means (a) ownership of fifty percent (50%) or more of the shares of stock entitled to vote for the election of directors in the case of a corporation, fifty percent (50%) or more of the equity interests in the case of any other type of legal entity, (b) status as a general partner in any partnership, or (c) any other arrangement whereby a person controls or has the right to control the board of directors of a corporation or equivalent governing body of an entity.

“Agreement” means this agreement, including its recitals and schedules, as amended from time to time.

“Applicable Law” means:

(i)

any applicable domestic or foreign law including any statute, subordinate legislation or treaty; and

(ii)

any applicable guideline, directive, rule, standard, requirement, policy, order, judgment, injunction, award or decree of a Governmental Authority having the force of law; including without limitation applicable privacy and environmental laws and all analogous or related federal, state or local law, each as amended.

“Assumed Contract” means any Contract to which Vendor or any of its Affiliates is a party that relates to the Purchased Assets and those Contracts identified in Schedule B hereto.

“Business Day” means a day other than a Saturday, Sunday or any day on which commercial banks located in California are authorized or obligated by Applicable Law to close.

“Claim” means any actual or threatened civil, criminal, administrative, regulatory, arbitral or investigative inquiry, action, suit, investigation or proceeding and any claim or demand resulting therefrom or any other claim or demand of whatever nature or kind.

“Closing Date” means the transfer of title to the Purchased Assets and the transactions contemplated by this Agreement, including the closing procedures as envisaged by Section 2.06, which shall occur on the date written above.

“Contract” means any and all legally binding commitments, contracts, purchase orders, leases, or other agreements, whether written or oral.

“Encumbrance” means any mortgage, charge, rights of first refusal, pledge, assessment, security interest, deed of trust, lease, lien, levy, license, restriction on transferability, defect in title, charge or other encumbrance of any kind, or any conditional sale or title retention agreement or other agreement of the foregoing in the future.

“Governmental Authority” means any domestic or foreign legislative, executive, judicial or administrative body or person having or purporting to have jurisdiction in the relevant circumstances.

“Losses” means all damages, fines, penalties, deficiencies, losses, liabilities (whether accrued, actual, contingent, latent or otherwise), costs, fees and expenses (including interest, court costs and reasonable fees and expenses of lawyers, accountants and other experts and professionals).

“Non-Assumed Contracts” means any Contract to which Vendor or any of its Affiliates is a party which is not an Assumed Contract, including without limitation, the Agreement and Plan of Reorganization by and among Forbes Medi-Tech, Inc., the Vendor, Therapei Pharmaceuticals, Inc. and with John J. Nestor dated October 24, 2006, employment agreements, consultancy agreements, service agreements and the like.

“Material Adverse Effect” means any material adverse change or any development involving a prospective material adverse change in or affecting the general affairs, business,  prospects, management, financial position, stockholders' equity or results of operations of a person, taken as a whole.

“Permits” means all permits, consents, waivers, licences, certificates, approvals, authorizations, registrations, franchises, rights, privileges, quotas and exemptions, or any item with a similar effect, issued or granted by any person.

“Purchased Assets” means the purchased assets identified in Schedule A and referred to or described in Section 2.01 including inventories, Permits, or other Governmental Authority rights of Vendor relating to the Purchased Assets and Assumed Contracts.

“Purchase Price” has the meaning set out in Section 2.02.

“Purchaser Indemnitees” has the meaning set out in Section 6.02.

“Taxes” (and with correlative meanings, “Tax” and “Taxable”) shall mean all taxes of any kind imposed by a federal, state, local or foreign Governmental Authority, including but not limited to income, gross receipts, sales, use, ad valorem, value added, intangibles, franchise, profits, license, excise, stamp, premium, property, transfer or windfall profits taxes, customs, duties or similar fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by such Governmental Authority with respect to such amounts.

“Transfer Taxes” has the meaning set out in Section 4.03(2).

“Vendor Books and Records” means all books, records, files, documents, data, information and correspondence (including general correspondence and, to the extent not originals, true and complete copies of all files) relating to the Purchased Assets, whether on paper or in electronic format owned by Vendor.

1.02

Headings

The division of this Agreement into Articles and Sections and the insertion of a table of contents and headings are for convenience of reference only and do not affect the construction or interpretation of this Agreement.  The terms “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof.  Unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections and Schedules are to Articles and Sections of and Schedules to this Agreement.

1.03

Extended Meanings

In this Agreement words importing the singular number include the plural and vice versa, words importing any gender include all genders and words importing persons include individuals, corporations, limited and unlimited liability companies, general and limited partnerships, associations, trusts, unincorporated organizations, joint ventures and Governmental Authorities.  The term “including” means “including without limiting the generality of the foregoing” and the term “third party” means any person other than the Vendor and the Purchaser.

1.04

Statutory References

In this Agreement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute is to that statute as now enacted or as the same may from time to time be amended, re-enacted or replaced and includes any regulations made thereunder.

1.05

Schedules

The following are the Schedules to this Agreement which are attached hereto and hereby incorporated by reference herein:

Schedule A	Purchased Assets
Schedule B	Assumed Contracts
Schedule C	Assumed Liabilities
Schedule D	Assignment Agreement
Schedule E	Sublease Agreement

ARTICLE 2 - SALE AND PURCHASE

2.01

Assets to be Sold and Purchased

The Vendor will sell, convey, assign, transfer and deliver to the Purchaser, and subject to the Vendor satisfying the terms and conditions of this Agreement including without limitation the conditions of Sections 5.01, the Purchaser will purchase from the Vendor as of and with effect from the opening of business on the Closing Date, all of the right, title, benefit and interest of the Vendor in and to the Purchased Assets wheresoever situate free and clear of all Encumbrances.

2.02

Purchase Price

The total consideration price payable to the Vendor for the Purchased Assets (such amount being hereinafter referred to as the “Purchase Price”) will be ninety thousand US dollars (US$90,000).

2.03

No Assumption of Obligations and Liabilities

The Purchaser does not assume and will not be liable for any obligations or liabilities of the Vendor whatsoever including any Assumed Liabilities of which there are none (see Schedule C), any Taxes under any United States federal or state taxes or any other taxes whatsoever that may be or become payable by the Vendor including any income or corporation taxes resulting from or arising as a consequence of the sale by the Vendor to the Purchaser of the Purchased Assets hereunder.

2.04

Assumed Contracts and Non-Assumed Contracts

Schedule B attached hereto sets forth a complete and correct list of each Assumed Contract related to the Purchased Assets to which Vendor or any of its Affiliates is a party. Copies of all the Assumed Contracts have been provided to Purchaser. Each of the Assumed Contracts is in effect and constitutes a legal, valid and binding agreement, enforceable in accordance with its terms, of Vendor or its Affiliate; and Vendor or its Affiliate, as applicable, has performed all of its required obligations under, and is not in violation or breach of or default under, any such Assumed Contract. To the knowledge of Vendor, the other parties to the Assumed Contracts are not in violation or breach of or default under any such Assumed Contract.

2.05

Payment of Purchase Price

The Purchase Price will be wired to the Vendor in accordance with the Vendor’s wire instructions, for Vendor’s receipt on the Closing Date.

2.06

Closing Deliveries by Vendor

On or prior to the Closing Date, Vendor shall, or shall cause its applicable Affiliates and contractors to, take all actions necessary or appropriate to record and perfect the transfer to Purchaser in accordance with this Agreement of all Vendor’s right, title, and interest in any Purchased Assets throughout the world, and to deliver or cause to be delivered to Purchaser:

(1)

physical possession of all tangible personal property included in the Purchased Assets, including the Vendor Books and Records, and appropriate documents of transfer related thereto in form and substance reasonably acceptable to Purchaser;

(2)

assignment and assumption agreements, in form and substance reasonably acceptable to Vendor and Purchaser, assigning to Purchaser all rights of Vendor and its Affiliates in and to the Assumed Contracts;

(3)

copies of all required Permits, authorizations, approvals, consents or waiver for the sale, assignment, transfer, conveyance or delivery of any Purchased Asset;

(4)

the certificates and other documents to be delivered  pursuant to this Agreement;

(5)

an agreement between Vendor and Purchaser to sublet the laboratory premises located at 10931 North Torrey Pines Road, La Jolla, California, 92037, USA from the closing date until September 30, 2008 (“Sublease Agreement”) will have been executed and delivered and attached as Schedule E; and

(6)

the Assignment Agreement between Vendor and Transition Therapeutics Inc., in the form attached as Schedule D (“Assignment Agreement”), including all Confirmations of No Interest and Assignments referred to in the Assignment Agreement,  will have been executed and delivered.

ARTICLE 3 - REPRESENTATIONS AND WARRANTIES

3.01

Vendor’s Representations and Warranties

The Vendor represents and warrants to the Purchaser that:

(1)

Corporate

(a)

The Vendor is a corporation duly incorporated, organized and subsisting under the laws of Delaware with the corporate power to own its assets and to carry on its business and has made all necessary filings under all Applicable Laws.

(b)

The Vendor has the power, authority and right to enter into and deliver this Agreement and to transfer the legal and beneficial title and ownership of the Purchased Assets to the Purchaser free and clear of all liens, charges, encumbrances and any other rights of others.

(c)

This Agreement constitutes a valid and legally binding obligation of the Vendor enforceable against the Vendor in accordance with its terms subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court.

(d)

There is no contract, option or any other right of another binding upon or which at any time in the future may become binding upon the Vendor to sell, transfer, assign, pledge, charge, mortgage or in any other way dispose of or encumber any of the Purchased Assets other than pursuant to the provisions of this Agreement.

(e)

Neither the entering into nor the delivery of this Agreement nor the completion of the transactions contemplated hereby by the Vendor will result in the violation of:

(i)

any of the provisions of the constating documents or by-laws of the Vendor;

(ii)

any agreement or other instrument to which the Vendor is a party or by which the Vendor is bound; or

(iii)

any Applicable Law in respect of which the Vendor must comply.

(2)

Title to Purchased Assets

(a)

The Vendor is the exclusive owner of the Purchased Assets with good and marketable title to all of the Purchased Assets, free and clear of all Encumbrances including without limitation any liens, charges, and any other rights of others, arising by, through or under the Vendor.

(b)

The Vendor is not required to make any royalty or other payments to any person with respect to the use, sale of or practice of any of the Purchased Assets.

(3)

Contracts and Commitments

(a)

The Purchased Assets are not subject to or bound by any Encumbrances including without limitation any guarantee, indemnification, surety or similar obligation.

(b)

There are no outstanding orders, Permits, notices or similar requirements relating to the Purchased Assets issued by any Governmental Authority, and there are no matters under discussion by the Vendor with any Governmental Authority relating to orders, notices or similar requirements.

(4)

Employees and Consultants

The Purchaser will not be inheriting any obligations by, through or under the Vendor with respect to any employees or consultants of the Vendor of any nature whatsoever by virtue of its acquisition of the Purchased Assets pursuant to the terms of this Agreement.

(5)

Laws

Vendor and its Affiliates have substantially complied with all Applicable Laws in any way relating to the Purchased Assets, and neither Vendor nor any of its Affiliates has received any written notice alleging any violation of such Applicable Laws.

(6)

Claims

There are no Claims, actions or proceedings pending or, to the knowledge of Vendor, threatened or reasonably anticipated against, relating to, affecting or arising in connection with (a) the Purchased Assets; (b) this Agreement; or (c) the transactions contemplated by this Agreement, and Vendor is not subject to any order that could reasonably be expected to materially impair or delay the ability of Vendor to perform its obligations hereunder.

(7)

Taxes

(a)

There are no liens for Taxes upon the Purchased Assets.

(8)

General

(a)

There are no Claims (whether or not purportedly on behalf of the Vendor):

(i)

pending or threatened against, reasonably anticipated against, relating to, arising in connection with or affecting, or which could affect, the Purchased Assets, this Agreement or the transactions contemplated by this Agreement; or

(ii)

before or by any Governmental Authority.

(b)

Vendor is not subject to any order that could reasonably be expected to materially impair or delay the ability of Vendor to perform its obligations hereunder.

(c)

No representation or warranty or other statement made by the Vendor in this Agreement contains any untrue statement or omits to state a material fact necessary to make any of them, in light of the circumstances in which it was made, not misleading.

(d)

The sale and purchase of the Purchased Assets is not subject to the Bulk Sales Act (Cal.U.Com.Code, §6101 et seq.).

3.02

No Warranty

Other than as set out in this Agreement, the Purchased Assets are being sold on “as is” basis.  THE VENDOR DISCLAIMS ANY AND ALL WARRANTIES, EXPRESS OR IMPLIED, INCLUDING WITHOUT LIMITATION WARRANTIES OF MERCHANTABILITY, DURABILITY AND FITNESS FOR A PARTICULAR PURPOSE.  THE PURCHASER ACKNOWLEDGES AND AGREES THAT THERE ARE NO WARRANTIES WHICH EXTEND BEYOND THOSE EXPRESSLY DESCRIBED HEREIN.

3.03

Purchaser’s Representations and Warranties

The Purchaser represents and warrants to the Vendor that:

(a)

The Purchaser is a corporation duly incorporated, organized and subsisting under the laws of California.

(b)

The Purchaser has good and sufficient power, authority and right to enter into and deliver this Agreement and to complete the transactions to be completed by the Purchaser contemplated hereunder.

(c)

This Agreement constitutes a valid and legally binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court.

(d)

Neither the entering into nor the delivery of this Agreement nor the completion of the transactions contemplated hereby by the Purchaser will result in a violation of:

(i)

any of the provisions of the constating documents or by-laws of the Purchaser;

(ii)

any agreement or other instrument to which the Purchaser is a party or by which the Purchaser is bound; or

(iii)

any Applicable Law in respect of which the Purchaser must comply.

ARTICLE 4 - COVENANTS

4.01

Covenants of the Vendor

(1)

The Vendor will ensure that the representations and warranties of the Vendor are true and correct at the Closing Date and that the conditions of closing for the benefit of the Purchaser have been performed or complied with by the Closing Date.

4.02

Examination of Assets

At the Closing Date, the Vendor will make available to the Purchaser and its authorized representatives all databases recorded or stored by means of any device, including in electronic form, title documents, abstracts of title, deeds, surveys, leases, contracts and commitments in its possession or under its control relating to any of the Purchased Assets. The Vendor will give the Purchaser and its authorized representatives every reasonable opportunity to have access to and to inspect the Purchased Assets.  The exercise of any rights of access or inspection by or on behalf of the Purchaser under this Section will not affect or mitigate the covenants, representations and warranties of the Vendor in this Agreement which will continue in full force and effect.

4.03

Covenants of the Purchaser

(1)

The Purchaser will ensure that the representations and warranties of the Purchaser set out in Section 3.03 over which the Purchaser has reasonable control are true and correct at the Closing Date.

(2)

The Purchaser will be liable for and will pay, or will cause to be paid, all transfer, land transfer, value added, ad-valorem, excise, sales, use, consumption, goods or services, harmonized sales, retail sales, social services, or other similar taxes or duties (collectively, “Transfer Taxes”) payable under any Applicable Law on or with respect to the sale and purchase of the Purchased Assets under this Agreement.  The Purchaser will prepare and file any affidavits or returns required in connection with the foregoing at its own cost and expense.  To the extent that any Transfer Taxes are required to be paid by or are imposed upon the Vendor, the Purchaser will reimburse, or will cause to be reimbursed, to the Vendor such taxes within five (5) Business Days of payment of such taxes by the Vendor.  All amounts payable by the Purchaser to the Vendor hereunder do not include Transfer Taxes.

4.04

Cooperation on Tax Matters

The Vendor and the Purchaser will furnish or cause to be furnished to each other, each at its own expense, as promptly as practicable, such information and assistance, and provide additional information and explanations of any material provided, relating to the Purchased Assets as is reasonably necessary for the filing of any tax returns, for the preparation of any audit, and for the prosecution or defence of any Claim relating to any adjustment or proposed adjustment with respect to taxes.

ARTICLE 5 - CONDITIONS

5.01

Conditions for the Benefit of the Purchaser

The sale by the Vendor and the purchase by the Purchaser of the Purchased Assets is subject to the following conditions, which are for the exclusive benefit of the Purchaser and which are to be performed or complied with at or prior to the Closing Date:

(a)

the representations and warranties of the Vendor set forth in Section 3.01 will be true and correct at the Closing Date with the same force and effect as if made at and as of such time;

(b)

the Vendor will have performed or complied with all of the obligations and covenants of this Agreement to be performed or complied with by the Vendor;

(c)

the Purchaser will be furnished with such certificates or other instruments (including instruments of conveyance with respect to the Purchased Assets) of the Vendor or of officers of the Vendor as the Purchaser or the Purchaser’s counsel may reasonably think necessary in order to establish that the obligations and covenants contained in this Agreement to have been performed or complied with by the Vendor at or prior to the Closing Date have been performed or complied with  and that the representations and warranties of the Vendor herein given are true and correct at the Closing Date;

(d)

the Assignment Agreement, including all Confirmations of No Interest and Assignments referred to therein, will have been executed and delivered;

(e)

the Sublease Agreement will have been executed and delivered and attached as Schedule E;

(f)

John Nestor will have entered into an employment agreement with the Purchaser;

(g)

there will have been obtained from all appropriate Governmental Authorities such other approvals or consents as are required to permit the change of ownership of the Purchased Assets contemplated hereby;

(h)

no action or proceeding will be pending or threatened by any person to enjoin, restrict or prohibit the sale and purchase of the Purchased Assets contemplated hereby;

(i)

no Material Adverse Effect will have occurred in relation to the Purchased Assets prior to the Closing Date; and

(j)

all necessary steps and proceedings will have been taken to permit the Purchased Assets to be duly and regularly transferred to and registered in the name of the Purchaser including obtaining consents to the assignments of the Assumed Contracts.

5.02

Conditions for the Benefit of the Vendor

The sale by the Vendor and the purchase by the Purchaser of the Purchased Assets is subject to the following conditions, which are for the exclusive benefit of the Vendor and which are to be performed or complied with at or prior to the Closing Date:

(a)

the representations and warranties of the Purchaser set forth in Section 3.03 will be true and correct at the Closing Date with the same force and effect as if made at and as of such time;

(b)

the Vendor shall have received the Purchase Price pursuant to section 2.05; and

(c)

the Purchaser will have performed or complied with all of the obligations and covenants of this Agreement to be performed or complied with by the Purchaser at or prior to the Closing Date.

5.03

Waiver of Condition

The Purchaser, in the case of a condition set out in Section 5.01, and the Vendor, in the case of a condition set out in Section 5.02, will have the exclusive right to waive the performance or compliance of such condition in whole or in part and on such terms as may be agreed upon without prejudice to any of its rights in the event of non-performance of or non-compliance with any other condition in whole or in part.  Any such waiver will not constitute a waiver of any other conditions in favour of the waiving party.  Such waiving party will retain the right to complete the purchase and sale of the Purchased Assets herein contemplated in respect of any breach of the other party’s covenants, obligations or any inaccuracy or misrepresentation in a representation or warranty of the other party which gave rise to the non-performance of or non-compliance with the condition so waived.

ARTICLE 6 - INDEMNIFICATION

6.01

Survival

All covenants, representations and warranties of each party contained in this Agreement will survive the Closing Date and will continue in full force and effect for a period of twelve (12) months from the Closing Date, subject to the provisions of this Article 6.

6.02

Indemnification by the Vendor

The Vendor will indemnify and save harmless the Purchaser and its Affiliates and each of their respective directors, officers, employees, advisors, shareholders, representatives, agents, successors and assigns (collectively, the “Purchaser Indemnitees”) from and against any and all Claims asserted against and Losses sustained, suffered, incurred or imposed upon any of them directly or indirectly arising out of, based upon or resulting from:

(a)

any inaccuracy or misrepresentation in any representation or warranty of the Vendor in this Agreement;

(b)

any breach of any representation, warranty, covenant, agreement or obligation made by Vendor pursuant to this Agreement; and

(c)

any breach of any covenant of the Vendor in this Agreement;

provided that in no event shall the Vendor be liable to indemnify the Purchaser Indemnitees, severally or in the aggregate, for any amount in excess of the Purchase Price.

ARTICLE 7 - GENERAL

7.01

Confidentiality

After the Closing Date, Vendor shall not, without the prior written consent of Purchaser, disclose to any person confidential information relating to or concerning the Purchased Assets, except to Vendor's employees or representatives who need to know such information for purposes of Taxes, accounting, pending litigation and other matters necessary in respect of the Vendor's ownership, prior to the Closing Date, of the Purchased Assets, unless Vendor has been advised by counsel that disclosure is required to be made under Applicable Law or the requirements of a securities  exchange or another similar regulatory body. In the event that Vendor is requested or required by documents subpoena, civil investigative demand, interrogatories, requests for information, or other similar process to disclose any information supplied to Vendor in the course of its ownership of the Purchased Assets, Vendor shall provide Purchaser with  prompt notice of such request or demands or other similar process so that the Purchaser may seek an appropriate protective order or, if such request, demand or other similar process is mandatory, waive Vendor's compliance with the provisions of this Section 7.01(1) as appropriate.

The term confidential information as used in this Section 7.01 does not include information which becomes generally available to the public through no fault of Vendor.

7.02

Further Assurances

Each of the Vendor and the Purchaser will from time to time execute and deliver all such further documents and instruments and do all acts and things as the other party may, after the Closing Date, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

7.03

Time of the Essence

Time is of the essence of this Agreement.

7.04

Fees and Commissions

Each of the Vendor and the Purchaser will pay its respective legal and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed pursuant to this Agreement and any other costs and expenses whatsoever and howsoever incurred and will indemnify and save harmless the other from and against any Claim for or Loss resulting from any broker’s, finder’s or placement fee or commission alleged to have been incurred as a result of any action by it in connection with the transactions under this Agreement.

7.05

Public Announcements

Except as required by law, no public announcement or press release concerning the sale and purchase of the Purchased Assets may be made by the Vendor or the Purchaser without the prior consent and joint approval of the Vendor and the Purchaser.

7.06

Benefit of the Agreement

This Agreement will enure to the benefit of and be binding upon the respective heirs, executors, administrators, other legal representatives, successors and assigns of the parties.

7.07

Entire Agreement

This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the parties with respect thereto.  There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the parties other than as expressly set forth in this Agreement.

7.08

Amendments and Waivers

No amendment to this Agreement will be valid or binding unless set forth in writing and duly executed by both of the parties.  No waiver of any breach of any provision of this Agreement will be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided, will be limited to the specific breach waived.

7.09

Assignment

Purchaser may assign this Agreement or assign or otherwise depose of any Purchased Assets without Vendor’s consent, provided that the Purchaser agrees in writing to be bound by the terms of this Agreement as they may apply to any Purchased Assets. Neither this Agreement nor any obligation of the Vendor hereunder may be assigned by the Vendor without the prior written consent of the Purchaser.

7.10

Notices

Any demand, notice or other communication to be given in connection with this Agreement must be given in writing and will be given by personal delivery or by electronic means of communication addressed to the recipient as follows:

To the Vendor:

Forbes Medi-Tech (Research) Inc.

c/o Forbes Medi-Tech Inc.

Suite 200, 750 West Pender Street,

Vancouver, B.C., V6C 2T8

[Fax No.]:

1-604-689-7641

Attention:

David Goold, Chief Financial Officer

To the Purchaser:

Transition Therapeutics (USA) Inc.
10931 North Torrey Pines Road
La Jolla, California
USA 92037

[Fax No.]:

1-416-260-2886

Attention:

Mr. Elie Farah, CFO & Secretary

7.11

Remedies Cumulative

The rights and remedies of the parties under this Agreement are cumulative and are in addition to, and not in substitution for, any other rights and remedies available at law or in equity or otherwise, and  no single or partial exercise by a party of any right or remedy precludes or otherwise affects the exercise of any other right or remedy to which that party may be entitled; provided however, that notwithstanding anything to the contrary contained in this Agreement, in no event shall the Vendor’s total liability to the Purchaser Indemnitees under or in respect of this Agreement, whether for indemnification, breach of contract or representation or warranty, or otherwise, exceed the Purchase Price.

7.12

No Third Party Beneficiaries

Except as provided in Section 7.06, this Agreement is solely for the benefit of:

(a)

the Vendor, and its heirs, executors, administrators, other legal representatives, successors and permitted assigns, with respect to the obligations of the Purchaser under this Agreement; and

(b)

the Purchaser, and its heirs, executors, administrators, other legal representatives, successors and assigns, with respect to the obligations of the Vendor under this Agreement,

and this Agreement will not be deemed to confer upon or give to any other person any Claim or other right or remedy.  The Purchaser is the trustee for the Purchaser Indemnitees of the covenants of indemnification of the Vendor in section 6.02.

7.13

Governing Law

This Agreement shall be construed and enforced in accordance with, and the rights of the parties hereto shall be governed by, the laws of the State of Delaware, without reference to conflicts of law principles.

7.14

Counterparts

This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.

7.15

Guarantee

Forbes Medi-Tech, Inc. unconditionally guarantees Vendor’s performance and discharge of all Vendor’s obligations and liabilities, as may now exist or may hereafter arise, and agrees to be bound by all the terms and conditions of this Agreement.

7.16

Electronic Execution

Delivery of an executed signature page to this Agreement by any party by electronic transmission will be as effective as delivery of a manually executed copy of this Agreement by such party.

IN WITNESS WHEREOF the parties have executed this Agreement.

TRANSITION THERAPEUTICS (USA) INC.

Per:	/s/ Tony Cruz
Dr. Tony Cruz, CEO & President
c/s
Per:	/s/ Elie Farah
Mr. Elie Farah, CFO & Secretary

FORBES MEDI-TECH (RESEARCH) INC.

Per:	/s/ Charles A Butt

c/s
Per:	/s/ David Goold

FORBES MEDI-TECH, INC.

(as a guarantor of Vendor’s performance of this Agreement pursuant to Section 7.15)
Per:	/s/ Charles A Butt

c/s
Per:	/s/ David Goold

SCHEDULE A

Purchased Assets

(a)

Fixed Assets and Equipment as follows:

Lab Equipment:

Purchase		Description of
Ref#	Supplier	Equipment

	TheraPei purchase	Xtal eye goggles (2sets)
A006152	TheraPei purchase	Gilson HPLC
16482467571	Sears	-20 degree Freezer
FH061229-1	Bio Surplus	Refrigerator
28922212	VWR International	Power supply 500V
28923377	VWR International	Rotator
28963351	VWR International	Microfuge
28932472	VWR International	Allegra 25R & Rotor
28937817	VWR International	Nutator Mixer
28937812	VWR International	Homogenizer

28951646	VWR International	Diamond Cart Pack
28960525	VWR International	Balance of Microscope
29046932	VWR International	PH meter package
29092852	VWR International	Balance of Topload
29199360	VWR International	Nanopure H2o Purificer
29232188	VWR International	4 Lab chairs
29238864	VWR International	VWR pump & stirrer
29590380	VWR International	Int'l Ice-Flake maker
629.2911	Lab Trader	RotaVapor
70323-3	Bio-Surplus	Pumps
29840921	VWR International	Int'l-Hotplate stirrer
30063933	VWR International	Vacuum pump
30141753	VWR International	Vacuum pump
30839070	VWR International	Pump
29166073	VWR International	PHI350 PH Meter
VWR100	VWR International	Explosion Proff Refrigerator
NES100	John Nestor	Fraction Collector (used)
836782	Teledyne Isco, Inc.	Combiflash RF Automated
32044948	VWR International	Vacuum Degassing System
32725567	VWR International	Vacuum pump
32930078	VWR International	RotaVapor

34296037	VWR International	Bucket S5700 Rotor

	VWR International	SAFETY SHIELD WEIGHTED
	VWR International	Multichannel Electronic Pipettors, 8-channel, 2-20ul
	VWR International	Multichannel Electronic Pipettors, 8-channel, 10-200ul
	VWR International	S5700 Swinging Bucket Rotor, Beckman Coulter

Furniture:

Ref#	Vendor	Equipment

b20-10/18	Office Depot	HP Officejet 7410 printer

14375	Office Furniture Outlet	Cabinet/Chair

Computer Software:

Ref#	Vendor	Equipment

90	Chemical Abstract	Serv-Task pkg
	Cambridge Software	Chem Office

Computer Hardware:

Ref#	Vendor	Equipment

A28033500419	TheraPei purchase	ViewSonic VX 800 17" monitor
A006187	TheraPei purchase	Silicon Graphics Octane workstation
137107132	Dell Canada	Latitude D420, Intel Core Solo

157190562	Dell Canada	Laser printer

Supplies/Inventories:

(b)

all rights of Vendor under the Assumed Contracts per Schedule B;

(c)

all Vendor Books and Records relating to the Purchased Assets; and

(d)

all Vendor Permits.

SCHEDULE B

Assumed Contracts

NONE

SCHEDULE C

Assumed Liabilities

NONE

SCHEDULE D

Assignment Agreement

SCHEDULE E

Sublease Agreement

SUB-LEASE AND CONSENT

THIS INDENTURE made this ____ day of ________, 2008.

BETWEEN:

Forbes Medi-Tech (Research) Inc.

200 - 750 West Pender Street

Vancouver, B.C.

(hereinafter called the "Tenant")

OF THE FIRST PART

AND:

Transition Therapeutics (USA) Inc.

101 College Street, Suite 220

Toronto, Ontario, M5G 1L7

(hereinafter called the "Sub-Lessee")

OF THE SECOND PART

AND:

Transition Therapeutics Inc.

101 College Street, Suite 220

Toronto, Ontario, M5G 1L7

(hereinafter called the "Covenantor")

OF THE THIRD PART

WHEREAS:

A.

PURSUANT to a Lease dated the 10th day of January, 2007, a copy of which is attached hereto as Schedule "A", and a First Amendment to Lease dated the 31st day of August, 2007, a copy of which is attached hereto as Schedule “B”, (both of which are collectively referred to herein as the “Lease”) the Landlord has demised and leased to the Tenant certain premises (the "demised premises") situate in the building located at Suite 105 - 10931 North Torrey Pines Road, La Jolla, California 92037, for a term of 1 year expiring on September 30, 2008 and on the terms and conditions as set forth in the Lease.

B.

The Tenant wishes to demise and sub-lease the demised premises to the Sub-Lessee on the following terms and conditions.

C.

The Tenant and Sub-Lessee anticipate that the Landlord shall   agree to consent to the demising and sub-leasing of the demised premises by the Tenant to the Sub-Lessee on the following terms and conditions;

NOW THEREFORE, FOR GOOD AND VALUABLE CONSIDERATION, the receipt and sufficiency of which is hereby acknowledged by each of the parties, the parties covenant and agree each with the other as follows:

1.

The Tenant does hereby demise and sub-lease unto the Sub-Lessee all the right, title and interest of the Tenant in and to the demised premises, together with the unexpired residue of the term of the Lease, including any right of renewal therein contained, reserving unto the Tenant the last day of the term therein granted, and all the benefit and advantage to be derived therefrom to hold the same unto the Sub-Lessee, henceforth for and during the residue of the term and any renewal thereof, subject to the performance of the Tenant's covenants and agreements in the Lease, all effective as of the first day of   August, 2008.

2.

The Tenant hereby covenants with the Sub-Lessee that the Lease is a good, valid and subsisting lease and that the covenants and conditions therein have been duly observed and performed by the Tenant and that the Tenant now has good right, full power and absolute authority to demise and sub-lease the demised premises, and the Lease in the manner aforesaid, according to the true intent and meaning thereof.

3.

The Tenant hereby covenants with the Sub-Lessee that subject to the rent and to the covenants and conditions contained in the Lease, the Sub-Lessee may enter into and hold and enjoy the demised premises for the residue of the term and any renewal thereof, save and except for the last day thereof for its own use and benefit without any interruption by the Tenant or any person claiming under the Tenant, free from all charges and encumbrances, and the Tenant and the Sub-Lessee hereby covenant that they will from time to time hereafter at the cost of the Sub-Lessee promptly execute such further assurances with respect to the demised premises as the Landlord shall require.

4.

The Sub-Lessee covenants and agrees with the Tenant that the Sub-Lessee shall:

(a)

Pay the rent thereby reserved falling due from August 15, 2008 to and including September 29, 2008 (the “Sub-lease Term”);

(b)

Perform and observe all the covenants, agreements, and conditions contained in the Lease on the part of the Tenant therein to be observed and performed during the Sub-lease Term, it being agreed that any covenants, agreements and conditions that fall due or are to be performed on the expiry of the Term are and shall remain the obligation of the Tenant;

(c)

Indemnify and save harmless the Tenant therefrom and from all actions, suits, costs, losses, charges, damages and expenses, for or in respect thereof, resulting from this Sub-Lease as if the Sub-Lessee were the Tenant named in the Lease but limited to acts and omissions of the Sub-lessee during the Sub-lease Term.

5.

The Covenantor will, without limiting the generality of the foregoing, be bound by the provisions of this Sub-Lease in the same manner as though the Covenantor were the Sub-Lessee named in this Sub-Lease.  All of the terms, agreements and conditions of this Sub-Lease will extend to and be binding upon the Covenantor, it’s administrators, successors and assigns, during the Term and any renewals thereof, and will enure to the benefit of and may be enforced by the Tenant and the Landlord, their successors and assigns, and the holder of any mortgage to which the Lease or this Sub-Lease may be subject and subordinate from time to time.

3

6.

Should any part of this Agreement be declared or held invalid for any reason, such invalidity shall not affect the validity of the remainder which shall continue in full force and effect, and be construed as if this Agreement has been executed without the invalid portion and it is hereby declared the intent of the parties hereto that this Agreement would have been executed without reference to any portion which may, for any reason, be hereafter be declared or held invalid.

7.

This Agreement shall be subject to the following:

(a)

The Landlord shall consent to the demising and leasing of the demised premises to the Sub-Lessee by way of sublease for the term and any renewal thereof and on the terms and conditions contained herein;

(b)

the Landlord shall confirm that:

I.

the Lease is a good, valid and subsisting lease and that the covenants and conditions therein have been duly observed and performed by the Tenant and that the term of the Lease expires on September 30, 2008;and

II.

Without limiting the foregoing, that all Base Rent, Additional Rent, and Operating Expense Payments have been paid by the Tenant to August 1, 2008 and for any shortfall therein the Landlord will look exclusively to the Tenant to recover any such shortfall;

(c)

The Landlord shall agree that the Sub-Lessee’s obligations pursuant to the Lease are limited to the obligations of the Sub-Lessee as set out in paragraph 4 of this Sub-Lease and Consent; and

(d)

The Tenant and Sub-Lessee shall complete the sale and purchase of the Purchased Assets, as contemplated by the Asset Purchase Agreement dated August 15, 2008 between the Tenant and Sub-Lessee, by no later than August 15, 2008.

8.

The Sub-Lessee covenants and agrees as follows:

(a)

Subject to any term(s) herein to the contrary, to perform and observe all the covenants, agreements and conditions contained in the Lease on the part of the Tenant therein to be observed and performed as if the Sub-Lessee were the Tenant in the Lease and the Sub-Lessee hereby acknowledges receipt of a copy of the Lease; and

(b)

That the Sub-Lessee will not assign or sub-let or part with possession of the demised premises or any part thereof without the prior written consent of the Landlord obtained upon the terms and in the manner set forth in the Lease.

9.

If the Sub-Lessee observes and performs all and every of the covenants, provisos and agreements herein on the part of the Sub-Lessee to be observed and performed, and, if the Lease contains any right or rights of renewal, the Tenant covenants and agrees that, if requested to do so in writing by the Sub-Lessee, it shall give any notice or notices required under the Lease to obtain such renewal, and hereby appoints the Sub-Lessee as its duly authorized agent to act on its behalf and in its name to exercise any right of renewal.

4

10.

This Agreement shall be binding upon the parties hereto, and their administrators and permitted successors and assigns.

IN WITNESS WHEREOF, the parties have hereunto affixed their common or corporate seals in the presence of their officers duly authorized in that behalf, or have hereunto set their hands and seals, as the case may be, on the day and year first above written.

Transition Therapeutics (USA) Inc.

)

)

)

c/s

Authorized Signatory

)

Transition Therapeutics Inc.

)

)

)

c/s

Authorized Signatory

)

)

Forbes Medi-Tech (Research) Inc.

)

)

)

)

Authorized Signatory

)

5

SCHEDULE A

LEASE

LEASE AGREEMENT

THIS LEASE AGREEMENT (this “Lease”) is dated as of January 10, 2007, between ARE - 10933 NORTH TORREY PINES, LLC, a Delaware limited liability company ("Landlord"), and FORBES MEDI-TECH (Research) Inc, a Delaware Corp (“Tenant”).

Building:	10931 North Torrey Pines Road, La Jolla, California 92037

Premises:	That portion of the Building, containing approximately 2,478 rentable square feet, as determined by Landlord, as shown on Exhibit A.

Project:	The real property on which the Building is located, together with all improvements thereon and appurtenances thereto as described on Exhibit B.

Base Rent:	$6,566.70 per month.

Tenant's Share:	10.69%

Security Deposit:	$19,700.10, subject to adjustment as provided for in Section 5 below.

Target Commencement Date:	January 8, 2007

Base Term:	Beginning on the Commencement Date (as hereinafter defined) and ending 12 months after the Rent Commencement Date (as hereinafter defined).

Permitted Use:	Research and development laboratory, related office and other related uses consistent with the character of the Project and otherwise in compliance with the provisions of Section 6 hereof.

Address for Rent Payment: 385 E. Colorado Boulevard Suite 299 Pasadena, CA 91101 Attention: Accounts Receivable	Landlord's Notice Address: 385 E. Colorado Boulevard Suite 299 Pasadena, CA 91101 Attention: Corporate Secretary Facsimile: (626) 578-0770	Tenant's Notice Address: 10931 North Torrey Pines Road, Suite 108 La Jolla, California 92037 Attention: John Nestor Facsimile: __________

1.

Lease of Premises. Upon and subject to all of the terms and conditions hereof, Landlord hereby leases the Premises to Tenant and Tenant hereby leases the Premises from Landlord. The portions of the Project that are for the non-exclusive use of tenants of the Project are collectively referred to herein as the "Common Areas. " Landlord reserves the right to modify Common Areas.

2.

Delivery; Acceptance of Premises; Commencement Date. Landlord shall use reasonable efforts to deliver the Premises to Tenant for the conduct of Tenant's business on or before the Target Commencement Date (“Delivery” or “Deliver”). If Landlord fails to so Deliver the Premises, Landlord shall not be liable to Tenant for any loss or damage resulting therefrom, and this Lease may be terminated by Landlord or Tenant by facsimile notice to the other within 10 business days of the Target Commencement Date, and if so terminated by either: (a) the Security Deposit, or any balance thereof (i.e. after deducting therefrom all amounts to which Landlord is entitled under the provisions of this Lease), shall be returned to Tenant, and (b) neither Landlord nor Tenant shall have any further rights, duties or obligations under this Lease. The “Commencement Date” shall be the date on which Landlord Delivers the Premises to Tenant. The “Rent Commencement Date” shall be February 1, 2007. The “Term” of this Lease shall be the Base Term described on page 1 of this Lease and, if applicable, the Extension Term (as hereinafter defined) that Tenant may elect pursuant to Section 35 hereof. Upon request of Landlord. Tenant shall execute and deliver a written acknowledgment of the Commencement Date and the expiration date of the Term when such are established in the form of the “Acknowledgement of Commencement Date” attached to this Lease as Exhibit D; provided, however, Tenant’s failure to execute and deliver such acknowledgment shall not affect Landlord's rights hereunder.

#4262661_v3

Short Form 3N Laboratory Lease	10931 North Torrey Pines Road/Forbes Medi-Tech — Page 2

Effective as of the Commencement Date: (i) Tenant shall accept the Premises in their condition as of such date, subject to all applicable Legal Requirements (as defined in Section 6 hereof); (ii) Landlord shall have no obligation for any defects in the Premises; and (iii) Tenant's taking possession of the Premises shall be conclusive evidence that Tenant accepts the Premises and that the Premises were in good condition at the time of Delivery.

Landlord shall (i) install and provide certain office furniture to be used in the office area of the Premises, which office furniture is currently located in Suite 120 at 9393 Towne Centre Drive, San Diego, California, and (ii) permit Tenant to use the existing cubicles located in the laboratory area of the Premises (collectively, the “Landlord Personal Property”).  Tenant shall be required to return the Landlord Personal Property, at the expiration or earlier termination of the Term, in the same condition as received, except for ordinary wear and tear. Tenant agrees and acknowledges that neither Landlord nor any agent of Landlord has made any representation or warranty with respect to the condition of all or any portion of the Premises, the Project or the Landlord Personal Property, and/or the suitability of the Premises, the Project or the Landlord Personal Property for the conduct of Tenant's business, and Tenant waives any implied warranty that the Premises, the Project or the Landlord Personal Property are suitable for the Permitted Use. This Lease constitutes the complete agreement of Landlord and Tenant with respect to the subject matter hereof and supersedes any and all prior representations, inducements, promises, agreements, understandings and negotiations which are not contained herein.

3.

Base Rent.

(a)

The first month's Base Rent and the Security Deposit shall be due and payable on delivery of an executed copy of this Lease to Landlord. Tenant shall pay to Landlord in advance, monthly installments of Base Rent on or before the first day of each calendar month during the Term hereof, in lawful money of the United States of America, at the office of Landlord for payment of Rent set forth above. Payments of Base Rent for any fractional calendar month shall be prorated. Tenant shall have no right at any time to abate, reduce, or set-off any Rent due hereunder.

(b)

Intentionally Omitted.

(c)

In addition to Base Rent, commencing on the Commencement Date, Tenant agrees to pay to Landlord as additional rent (“Additional Rent”): (i) Tenant's Share of Operating Expenses (as defined in Section 4), and (ii) any and all other amounts Tenant assumes or agrees to pay under the provions of this Lease, including, without limitation, any and all other sums that may become due by reason of any default of Tenant or failure to comply with the agreements, terms, covenants and conditions of this Lease to be performed by Tenant, after any applicable notice and cure period. Tenant’s obligation to pay Base Rent and Additional Rent hereunder are collectively referred to herein as “Rent”.

4.

Operating Expense Payments. On the first day of each month of the Term, Tenant shall pay Landlord an amount equal to 1/12 of Tenant’s Share of Landlord’s written estimate of Operating Expenses for each calendar year during the Term (the “Annual Estimate”). Payments for any fractional calendar month shall be prorated. The term “Operating Expenses” means all costs and expenses, including but not limited to taxes and insurance, reasonably determined by Landlord, in accordance with Landlord's normal practice, to be properly allocable to tenants in the Building, including as Additional Rent administration rent in the amount of 4.0% of Base Rent.

#4262661_v3

Short Form 3N Laboratory Lease	10931 North Torrey Pines Road/Forbes Medi-Tech — Page 3

Within 90 days after the end of each calendar year, (or such longer period as may be reasonably required), Landlord shall furnish to Tenant a statement (an “Annual Statement”) showing in reasonable detail: (a) the total and Tenant’s Share of actual Operating Expenses for the previous calendar year, and (b) the total of Tenant’s payments in respect of Operating Expenses for such year. If Tenant’s Share of actual Operating Expenses for such year exceeds Tenant’s payments of Operating Expenses for such year, the excess shall be due and payable by Tenant as Rent within 30 days after delivery of such Annual Statement to Tenant. If Tenant’s payments of Operating Expenses for such year exceed Tenant’s Share of actual Operating Expenses for such year Landlord shall pay the excess to Tenant within 30 days after delivery of such Annual Statement, except that after the expiration, or earlier termination of the Term or if Tenant is delinquent in its obligation to pay Rent, Landlord shall pay the excess to Tenant after deducting all other amounts due Landlord.

5.

Security Deposit. Tenant shall deposit with Landlord upon delivery of an executed copy of this Lease to Landlord and at all times during the Term maintain security (the “Security Deposit”) for the performance of all of its obligations in the amount set forth on page 1 of this Lease, which security shall initially be in the form of cash; provided, however, such cash shall be replaced, within 90 days after the Commencement Date, with a letter of credit (the “Letter of Credit”) in form and substance satisfactory to Landlord in its sole discretion, and issued by an institution reasonably acceptable to Landlord. Upon each occurrence of a Default (as defined in Section 16), Landlord may use all or any part of the Security Deposit to pay delinquent payments due under this Lease, future rent damages under California Civil Code Section 1951.2, and the cost of any damage, injury, expense or liability caused by such Default, without prejudice to any other remedy provided herein or by law. Landlord's right to use the Security Deposit under this Section 5 includes the right to use the Security Deposit to pay future rent damages following the termination of this lease pursuant to Section 16. Tenant hereby waives the provisions of any law, now or hereafter in force, including, without limitation, California Civil Code Section 1951.7, which provide that Landlord may claim from a security deposit only those sums reasonably necessary to remedy defaults in the payment of Rent, to repair damage caused by Tenant or to clean the Premises, it being agreed that Landlord may, in addition, claim those sums reasonably necessary to compensate Landlord for any other loss or damage, foreseeable or unforeseeable, caused by the act or omission of Tenant or any officer, employee, agent or invitee of Tenant. Upon Tenant's request, the Security Deposit shall be reduced on the first day of the Extension Term to $13,133.40; provided, however, that there have not been any Defaults by Tenant under this Lease during the Base Term.

6.

Use. The Premises shall be used solely for the Permitted Use set forth on page 1 of this Lease, in compliance with all laws, orders, judgments, ordinances, regulations, codes, directives, permits, licenses, covenants and restrictions now or hereafter applicable to the Premises, and the use and occupancy thereof (collectively, “Legal Requirements”). Tenant will use the Premises in a careful, safe and proper manner and will not commit waste, overload the floor or structure of the Premises, subject the Premises to use that would damage the Premises or obstruct or interfere with the rights of Landlord or other tenants or occupants of the Project, including conducting or giving notice of any auction, liquidation, or going out of business sale on the Premises, or using or allowing the Premises to be used for any unlawful purpose.

7.

Holding Over. If Tenant remains in possession of the Premises after the expiration or earlier termination of the Term without the express written consent of Landlord, (A) Tenant shall become a tenant at sufferance upon the terms of this Lease except that the monthly rental shall be equal to 200% of the Rent in effect during the last 30 days of the Term, and (B) Tenant shall be responsible for all damages suffered by Landlord resulting from or occasioned, by Tenant's holding over, including consequential damages. Acceptance by Landlord of Rent after the expiration of the Term or earlier termination of this Lease shall not result in a renewal or reinstatement of this Lease.

8.

Parking. Tenant shall have the right to park in those areas designated for non-reserved parking in common with other tenants of the Project pro rata in accordance with the rentable area of the Premises and the rentable areas of the Project, subject in each case to Landlord's rules and regulations. Landlord shall not be responsible for enforcing Tenant's parking rights against any third parties, including other tenants of the Project.

#4262661_v3

Short Form 3N Laboratory Lease	10931 North Torrey Pines Road/Forbes Medi-Tech — Page 4

9.

Utilities, Services. Landlord shall provide, subject to the terms of this Section 9, utilities to the Premises (“Utilities”). Tenant shall pay directly to the Utility provider, prior to delinquency, any separately metered Utilities and services which may be furnished to Tenant or the Premises during the Term. No interruption or failure of Utilities, from any cause whatsoever other than Landlord's willful misconduct, shall result in abatement of Rent. Tenant agrees to limit use of water and sewer with respect to Common Areas to normal restroom use.

10.

Alterations. Any alterations, additions, or improvements made to the Premises by or on behalf of Tenant, including additional locks or bolts of any kind or nature upon any doors or windows in the Premises, but excluding installation, removal or realignment of furniture systems (other than removal of furniture systems owned or paid for by Landlord) not involving any modifications to the structure or connections (other then by ordinary plugs or jacks) to building systems (“Alterations”) shall be subject to Landlord's prior written consent, which may be given or withheld in Landlord's sole discretion if any such Alteration affects the structure or building systems. If Landlord approves any Alterations, Landlord may impose such conditions on Tenant in connection with the commencement, performance and completion of such Alterations as Landlord may deem appropriate in Landlord's sole and absolute discretion. Any request for approval shall be in writing, delivered not less than 15 business days in advance of any proposed construction, and accompanied by plans, specifications, bid proposals, work contracts and such other information concerning the nature and cost of the alterations as may be reasonably requested by Landlord, including the identities and mailing addresses of all persons performing work or supplying materials. Landlord's right to review plans and specifications and to monitor construction shall be solely for its own benefit, and Landlord shall have no duty to ensure that such plans and specifications or construction comply with applicable Legal Requirements. Tenant shall cause, at its sole cost and expense, all Alterations to comply with insurance requirements and with Legal Requirements and shall implement at its sole cost and expense any alteration or modification required by Legal Requirements as a result of any Alterations. Tenant shall pay to Landlord, as Additional Rent, on demand an amount equal to 5% of all charges incurred by Tenant or its contractors or agents in connection with any Alteration to cover Landlord's overhead and expenses for plan review, coordination, scheduling and supervision. Before Tenant begins any Alteration, Landlord may post on and about the Premises notices of non-responsibility pursuant to applicable law. Tenant shall reimburse Landlord for, and indemnify and hold Landlord harmless from, any expense incurred by Landlord by reason of faulty work done by Tenant or its contractors, delays caused by such work, or inadequate cleanup.

Tenant shall furnish security or make other arrangements satisfactory to Landlord to assure payment for the completion of all Alterations work free and clear of liens, and shall provide (and cause each contractor or subcontractor to provide) certificates of insurance for workers' compensation and other coverage in amounts and from an insurance company satisfactory to Landlord protecting Landlord against liability for personal injury or property damage during construction. Upon completion of any Alterations, Tenant shall deliver to Landlord: (i) sworn statements setting forth the names of all contractors and subcontractors who did the work and final lien waivers from all such contractors and subcontractors: and (ii) "as built" plans for any such Alteration.

Except for Removable Installations (as hereinafter defined), all Installations (as hereinafter defined) shall be and shall remain the property of Landlord during the Term and following the expiration or earlier termination of the Term, shall not be removed by Tenant at any time during the Term, and shall remain upon and be surrendered with the Premises as a part thereof. Notwithstanding the foregoing, Landlord may, at the time its approval of any such Installation is requested, notify Tenant that Landlord requires that Tenant remove such Installation upon the expiration or earlier termination of the Term, in which event Tenant shall remove such Installation in accordance with the immediately succeeding sentence. Upon the expiration or earlier termination of the Term, Tenant shall remove (i) all wires, cables or similar equipment which Tenant has installed in the Premises or in the risers or plenums of the Building, (ii) any Installations for which Landlord has given Tenant notice of removal in accordance with the immediately preceding sentence, and (iii) all of Tenant's Property (as hereinafter defined), and Tenant shall restore and repair any damage caused by or occasioned as a result of such removal, including, without limitation, capping off all such connections behind the walls of the Premises and repairing any holes. During any restoration period beyond the expiration or earlier termination of the Term, Tenant shall pay Rent to Landlord as provided herein as if said space were otherwise occupied by Tenant. If Landlord is requested by Tenant or any lender, lessor or other person or entity claiming an interest in any of Tenant Property to waive any lien Landlord may have against any of Tenant’s Property, and Landlord consents to such waiver, then Landlord shall be entitled to be paid as administrative rent a fee of $1,000 per occurrence for its time and effort in preparing and negotiating such a waiver of lien.

#4262661_v3

Short Form 3N Laboratory Lease	10931 North Torrey Pines Road/Forbes Medi-Tech — Page 5

For purposes of this Lease, (w) “Removable Installations” means any items listed on Exhibit E attached hereto and any items agreed by Landlord in writing to be included on Exhibit E in the future, (x) “Tenant's Property” means Removable Installations and, other than Installations, any personal property or equipment of Tenant that may be removed without material damage to the Premises, and (z) “Installations” means all property of any kind paid for by Landlord, all Alterations, all fixtures, and all partitions, hardware, built-in machinery, built-in casework and cabinets and other similar additions, equipment, property and improvements built into the Premises so as to become an integral part of the Premises, including, without limitation, fume hoods which penetrate the roof or plenum area, built-in cold rooms, built-in warm rooms, walk-in cold rooms, walk-in warm rooms, deionized water systems, glass washing equipment, autoclaves, chillers, built-in plumbing, electrical and mechanical equipment and systems, and any power generator and transfer switch.

11.

Landlord's Repairs. Landlord, as an Operating Expense, shall maintain all of the Project and the Premises in good repair, reasonable wear and tear and uninsured losses and damages caused by Tenant, or by any of Tenant’s agents, servants, employees, invitees and contractors (collectively, “Tenant Parties”) excluded. Landlord shall repair losses and damages caused by Tenant or any of Tenant Parties at Tenant’s sole cost and expense. Landlord reserves the right to stop building system services when necessary. Landlord shall have no responsibility or liability for failure to supply building system services during any such period of interruption; provided, however, that Landlord shall give Tenant 24 hours advance notice of any planned stoppage of building system services for routine maintenance, repairs, alterations or improvements. Landlord shall not be liable for any failure to make any repairs or to perform any maintenance unless such failure shall persist for an unreasonable time after Tenant's written notice of the need for such repairs or maintenance.

12.

Liens. Tenant shall discharge, by bond or otherwise, any liens filed against the Premises or against the Project arising out of work performed or claimed to have been performed, materials furnished or claimed to have been or obligations incurred or claimed to have been incurred by Tenant within 10 days after the filing thereof, at Tenant's sole cost.

13.

Indemnification. Tenant hereby indemnifies and agrees to defend, save and hold Landlord harmless from and against any and all claims for injury or death to persons or damage to property occurring within or about the Premises, arising directly or indirectly out of use or occupancy of the Premises or a breach or default by Tenant in the performance of any of its obligations hereunder, unless caused solely by the willful misconduct or gross negligence of Landlord. Landlord shall not be liable to Tenant for, and Tenant assumes all risk of damage to, personal property (including, without limitation, loss of records kept within the Premises). Tenant further waives any and all claims for injury to Tenant's business or loss of income relating to any such damage or destruction of personal property (including, without limitation, any loss of records). Landlord shall not be liable for any damages arising from any act, omission or neglect of any tenant in the Project or of any other third party.

14.

Insurance. Landlord shall, as an Operating Expense, maintain such insurance covering the Project as Landlord shall determine. Tenant, at its sole cost and expense, shall maintain during the Term: workers’ compensation insurance with no less than the minimum limits required by law; employer's liability insurance with such limits as required by law; and commercial general liability insurance, with a minimum limit of not less than $2,000,000 per occurrence for bodily injury and property damage with respect to the Premises. The commercial general liability insurance policies maintained by Tenant shall name Alexandria Real Estate Equities, Inc., and Landlord, its officers, directors, employees, managers, agents, invitees and contractors (collectively, “Landlord Parties”), as additional insureds. The commercial general liability insurance shall insure on an occurrence and not a claims-made basis; be issued by insurance companies which have a rating of not less than policyholder rating of A and financial category rating of at least Class X in “Best's Insurance Guide”; shall not be cancelable for nonpayment of premium unless 30 days prior written notice shall have been given to Landlord from the insurer; contain a hostile fire endorsement and a contractual liability endorsement; and provide primary coverage to Landlord (any policy issued to Landlord providing duplicate or similar coverage shall be deemed excess over Tenant's policies). Copies of such policies (if requested by Landlord), or certificates of insurance showing the limits of coverage required hereunder and showing Landlord as an additional insured, along with reasonable evidence of the payment of premiums for the applicable period, shall be delivered to Landlord by Tenant upon commencement of the Term and with respect to any renewal of insurance policy, no later than 5 days prior to the expiration of such policy.

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The property insurance obtained by Landlord and Tenant shall include a waiver of subrogation by the insurers and all rights based upon an assignment from its insured, against Landlord or Tenant, and their respective officers, directors, employees, managers, agents, invitees and contractors (“Related Parties”), in connection with any loss or damage thereby insured against. Neither party nor its respective Related Parties shall be liable to the other for loss or damage caused by any risk insured against under property insurance required to be maintained hereunder, and each party waives any claims against the other party, and its respective Related Parties, for such loss or damage. The failure of a party to insure its property shall not void this waiver. If the foregoing waivers shall contravene any law with respect to exculpatory agreements, the liability of Landlord or Tenant shall be deemed not released but shall be secondary to the other’s insurer.

15.

Condemnation and Casualty. If at any time during the Term the Premises are in whole or in part (i) materially damaged or destroyed by a fire or other casualty or (ii) taken for any public or quasi-public use under governmental law, ordinance, or regulation, or by right of eminent domain, or by private purchase in lieu thereof (a “Taking”), this Lease shall, at the written election of Landlord or Tenant, terminate as of the date of such damage, destruction or Taking. Any statute or regulation which is now or may hereafter be in effect shall have no application to this Lease or any such damage, destruction or Taking, the parties hereto expressly agreeing that this Section sets forth their entire understanding and agreement with respect to such matters. Upon any fire or other casualty or Taking, Landlord shall be entitled to receive the entire proceeds of the insurance maintained by Landlord and the entire price or award from any such Taking without, in either case, any payment to Tenant, and Tenant hereby assigns to Landlord Tenant's interest, if any, in such proceeds or award.

16.

Events of Default. Each of the following events shall be a default (“Default”) by Tenant under this Lease;

(a)

Payment Defaults. Tenant shall fail to pay any installment of Rent or any other payment hereunder when due.

(b)

Insurance. Any insurance required to be maintained by Tenant pursuant to this Lease shall be canceled or terminated or shall expire or shall be reduced or materially changed, or Landlord shall receive a notice of nonrenewal of any such insurance and Tenant shall fail to obtain replacement insurance at least 20 days before the expiration of the current coverage.

(c)

Other Defaults. Tenant shall fail to comply with any provision of this Lease other than those specifically referred to in this Section 16, and, except as otherwise expressly provided herein, such failure shall continue for a period of 5 days after written notice thereof from Landlord to Tenant.

Any notice given under Section 16(c) hereof shall: (i) specify the alleged default, (ii) demand that Tenant cure such default, (iii) be in lieu of, and not in addition to, or shall be deemed to be, any notice required under any provision of applicable law, and (iv) not be deemed a forfeiture or a termination of this Lease unless Landlord elects otherwise in such notice.

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17.

Landlord's Remedies.

(a)

Payment By Landlord; Interest. Upon a Default by Tenant hereunder, Landlord may, without waiving or releasing any obligation of Tenant hereunder, make such payment or perform such act. All sums so paid or incurred by Landlord, together with interest thereon, from the date such sums were paid or incurred, at the annual rate equal to 12% per annum or the highest rate permitted by law (the “Default Rate”), whichever is less, shall be payable to Landlord on demand as Additional Rent. Nothing herein shall be construed to create or impose a duty on Landlord to mitigate any damages resulting from Tenant's Default hereunder.

(b)

Late Payment Rent. Late payment by Tenant to Landlord of Rent and other sums due will cause Landlord to incur costs not contemplated by this Lease, the exact amount of which will be extremely difficult and impracticable to ascertain. Such costs include, but are not limited to, processing and accounting charges and late charges which may be imposed on Landlord under any mortgage covering the Premises. Therefore, if any installment of Rent due from Tenant is not received by Landlord within 5 days after the date such payment is due, Tenant shall pay to Landlord an additional sum equal to 6% of the overdue Rent as a late charge. The parties agree that this late charge represents a fair and reasonable estimate of the costs Landlord will incur by reason of late payment by Tenant. In addition to the late charge, Rent not paid when due shall bear interest at the Default Rate from the 5th day after the date due until paid.

(c)

Other Remedies. Upon the occurrence of a Default, Landlord, at its option without further notice or demand to Tenant, shall have all rights and remedies provided at law or in equity.

18.

Assignment and Subletting. Tenant shall not, directly or indirectly, voluntarily or by operation of law, assign this Lease or sublease the Premises or any part thereof or mortgage, pledge, or hypothecate its leasehold interest or grant any concession or license within the Premises, and any attempt to do any of the foregoing shall be void and of no effect.

19.

Estoppel Certificate. Tenant shall, within 10 business days of written notice from Landlord, execute, acknowledge and deliver an estoppel certificate on any form reasonably requested by a proposed lender or purchaser.

20.

Quiet Enjoyment. So long as Tenant shall perform all of the covenants and agreements herein required to be performed by Tenant, Tenant shall, subject to the terms of this Lease, at all times during the Term, have peaceful and quiet enjoyment of the Premises against any person claiming by, through or under Landlord.

21.

Prorations. All prorations required or permitted to be made hereunder shall be made on the basis of a 360 day year end 30 day months.

22.

Rules and Regulations. Tenant shall, at all times during the Term and any extension thereof, comply with all reasonable rules and regulations at any time or from time to time established by Landlord covering use of the Premises and the Project. The current rules and regulations are attached hereto as Exhibit C. If there is any conflict between said rules and regulations and other provisions of this Lease, the terms and provisions of this Lease shall control. Landlord shall not have any liability or obligation for the breach of any rules or regulations by other tenants in the Project and shall not enforce such rules and regulations in a discriminatory manner.

23.

Subordination. This Lease and Tenant's interest and rights hereunder are and shall be subject and subordinate at all times to the lien of any mortgage now existing or hereafter created on or against the Project or the Premises, and all amendments, restatements, renewals, modifications, consolidations, refinancing, assignments and extensions thereof, without the necessity of any further instrument or act on the part of Tenant. Tenant agrees, at the election of the holder of any such mortgage, to attorn to any such holder. Tenant agrees upon demand to execute, acknowledge and deliver such instruments confirming such subordination and/or attornment as shall be requested by any such holder.

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24.

Surrender. Upon the expiration of the Term or earlier termination of Tenant's right of possession, Tenant shall surrender the Premises to Landlord in the same condition as received, free of Hazardous Materials brought upon, kept, used, stored, handled, treated, generated in, or released or disposed of from, the Premises by any person other than a Landlord Party (collectively. “Tenant HazMat Operations”) and released of all Hazardous Materials Clearances, broom clean, ordinary wear and tear and casualty loss and condemnation covered by Section 15 excepted. At least 2 months prior to the surrender of the Premises, Tenant shall deliver to Landlord a narrative description of the actions proposed (or required by any governmental authority) to be taken by Tenant in order to surrender the Premises at the expiration or earlier termination of the Term, free from any residual impact from the Tenant HazMat Operations and otherwise released for unrestricted use and occupancy (the “Surrender Plan”). Such Surrender Plan shall be accompanied by a listing of (i) all Hazardous Materials licenses and permits held by or on behalf of any Tenant Party with respect to the Premises, and (ii) all Hazardous Materials used, stored, handled, treated, generated, released or disposed of from the Premises, and shall be subject to the review and approval of Landlord's environmental consultant. In connection with the review and approval of the Surrender Plan, upon the request of Landlord, Tenant shall deliver to Landlord or its consultant such additional non-proprietary information concerning Tenant HazMat Operations as Landlord shall request. On or before such surrender, Tenant shall deliver to Landlord evidence that the approved Surrender Plan shall have been satisfactorily completed and Landlord shall have the right, subject to reimbursement at Tenant's expense as set forth below, to cause Landlord’s environmental consultant to inspect the Premises and perform such additional procedures as may be deemed reasonably necessary to confirm that the Premises are, as of the effective date of such surrender or early termination of the Lease, free from any residual impact from Tenant HazMat Operations. Tenant shall reimburse Landlord, as Additional Rent, for the actual out-of pocket expense incurred by Landlord for Landlord’s environmental consultant to review and approve the Surrender Plan and to visit the Premises and verify satisfactory completion of the same, which cost shall not exceed $1,500. Landlord shall have the unrestricted right to deliver such Surrender Plan and any report by Landlord's environmental consultant with respect to the surrender of the Premises to third parties.

If Tenant shall fail to prepare or submit a Surrender Plan approved by Landlord, or if Tenant shall fail to complete the approved Surrender Plan, or if such Surrender Plan, whether or not approved by Landlord, shall fail to adequately address any residual effect of Tenant HazMat Operations in, on or about the Premises, Landlord shall have the right to take such actions as Landlord may deem reasonable or appropriate to assure that the Premises and the Project are surrendered free from any residual impact from Tenant HazMat Operations, the cost of which actions shall be reimbursed by Tenant as Additional Rent, without regard to the limitation set forth in the first paragraph of this Section 24.

Tenant shall immediately return to Landlord all keys and/or access cards to parking, the Project, restrooms or all or any portion of the Premises furnished to or otherwise procured by Tenant. If any such access card or key is lost, Tenant shall pay to Landlord, at Landlord's election, either the cost of replacing such lost access card or key or the cost of reprogramming the access security system in which such access card was used or changing the lock or locks opened by such lost key. Any Tenant’s property not so removed by Tenant as permitted or required herein shall be deemed abandoned and may be stored, removed, and disposed of by Landlord at Tenant's expense, and Tenant waives all claims against Landlord for any damages resulting from Landlord's retention and/or disposition of such property. All obligations of Tenant hereunder not fully performed as of the termination of the Term, including the obligations of Tenant under Section 26 hereof, shall survive the expiration or earlier termination of the Term, including, without limitation, indemnity obligations, payment obligations with respect to Rent and obligations concerning the condition and repair of the Premises.

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25.

Waiver of Jury Trial. TO THE EXTENT PERMITTED BY LAW, TENANT AND LANDLORD WAIVE ANY RIGHT TO TRIAL BY JURY OR TO HAVE A JURY PARTICIPATE IN RESOLVING ANY DISPUTE, WHETHER SOUNDING IN CONTRACT, TORT, OR OTHERWISE, BETWEEN LANDLORD AND TENANT ARISING OUT OF THIS LEASE OR ANY OTHER INSTRUMENT, DOCUMENT, OR AGREEMENT EXECUTED OR DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS RELATED HERETO.

26.

Environmental Requirements.

(a)

Prohibition/Compliance/Indemnity. Tenant shall not cause or permit any Hazardous Materials (as hereinafter defined) to be brought upon, kept, used, stored, handled, treated, generated in or about, or released or disposed of from, the Premises or the Project in violation of applicable Environmental Requirements (as hereinafter defined) by Tenant or any Tenant Party. If Tenant breaches the obligation stated in the preceding sentence, or if the presence of Hazardous Materials in the Premises during the Term or any holding over results in contamination of the Premises, the Project or any adjacent property or if contamination of the Premises, the Project or any adjacent property by Hazardous Materials brought into, kept, used, stored, handled, treated, generated in or about, or released or disposed of from, the Premises by anyone other than Landlord and Landlord’s employees, agents and contractors otherwise occurs during the Term or any holding over, Tenant hereby indemnifies and shall defend and hold Landlord, its officers, directors, employees, agents and contractors harmless from any and all actions (including, without limitation, remedial or enforcement actions of any kind, administrative or judicial proceedings, and orders or judgments arising out of or resulting therefrom), costs, claims, damages (including, without limitation, punitive damages and damages based upon diminution in value of the Premises or the Project, or the loss of, or restriction on, use of the Premises or any portion of the Project), expenses (including, without limitation, attorneys', consultants' and experts' fees, court costs and amounts paid in settlement of any claims or actions), fines, forfeitures or other civil, administrative or criminal penalties, injunctive or other relief (whether or not based upon personal injury, property damage, or contamination of, or adverse effects upon, the environment, water tables or natural resources), liabilities or losses (collectively, “Environmental Claims”) which arise during or after the Term as a result of such contamination. This indemnification of Landlord by Tenant includes, without limitation, costs incurred in connection with any investigation of site conditions or any cleanup, treatment, remedial, removal, or restoration work required by any federal, state or local governmental authority because of Hazardous Materials present in the air, soil or ground water above, on, or under the Premises. Without limiting the foregoing, if the presence of any Hazardous Materials on the Premises, the Project or any adjacent property caused or permitted by Tenant or any Tenant Party results in any contamination of the Premises, the Project or any adjacent property, Tenant shall promptly take all actions at its sole expense and in accordance with applicable Environmental Requirements as are necessary to return the Premises, the Project or any adjacent property to the condition existing prior to the time of such contamination, provided that Landlord's approval of such action shall first be obtained, which approval shall not unreasonably be withheld so long as such actions would not potentially have any material adverse long-term or short-term effect on the Premises or the Project.

(b)

Business. As a material inducement to Landlord to allow Tenant to use Hazardous Materials in connection with its business, Tenant agrees to deliver to Landlord prior to the Commencement Date a list identifying each type of Hazardous Materials to be brought upon, kept, used, stored, handled, treated, generated on, or released or disposed of from, the Premises and setting forth any and all governmental approvals or permits required in connection with the presence, use, storage, handling, treatment, generation, release or disposal of such Hazardous Materials on or from the Premises (“Hazardous Materials List”). Tenant shall deliver to Landlord true and correct copies of the following documents (the “Haz Mat Documents”) relating to the use, storage, handling, treatment, generation, release or disposal of Hazardous Materials prior to the Commencement Date, or if unavailable at that time, concurrent with the receipt from or submission to a governmental authority: permits; approvals; reports and correspondence; storage and management plans; and notices of violations of any Legal Requirements.

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(c)

Tenant's Obligations. Tenant's obligations under this Section 26 shall survive the expiration or earlier termination of the Lease. During any period of time after the expiration or earlier termination of this Lease required by Tenant or Landlord to complete the removal from the Premises of any Hazardous Materials (including, without limitation, the release and termination of any licenses or permits restricting the use of the Premises and the completion of the approved Surrender Plan), Tenant shall continue to pay the full Rent in accordance with this Lease for any portion of the Premises not relet by Landlord in Landlord's sole discretion, which Rent shall be prorated daily.

(d)

Definitions. As used herein, the term “Environmental Requirements” means all applicable present and future statutes, regulations, ordinances, rules, codes, judgments, orders or other similar enactments of any governmental authority regulating or relating to health, safety, or environmental conditions on, under, or about the Premises or the Project, or the environment, including without limitation, the following: the Comprehensive Environmental Response, Compensation and Liability Act; the Resource Conservation and Recovery Act; and all state and local counterparts thereto, and any regulations or policies promulgated or issued thereunder. As used herein, the term “Hazardous Materials” means and includes any substance, material, waste, pollutant, or contaminant listed or defined, as hazardous or toxic, or regulated by reason of its impact or potential impact on humans, animals and/or the environment under any Environmental Requirements, asbestos and petroleum, including crude oil or any fraction thereof, natural gas liquids, liquefied natural gas, or synthetic gas usable for fuel (or mixtures of natural gas and such synthetic gas). As defined in Environmental Requirements, Tenant is and shall be deemed to be the “operator” of Tenant's “facility” and the “owner” of all Hazardous Materials brought on the Premises by Tenant or any Tenant Party, and the wastes, by-products, or residues generated, resulting, or produced therefrom.

27.

Tenant's Remedies/Limitation of Liability. Landlord shall not be in default hereunder unless Landlord fails to perform any of its obligations hereunder within 30 days after written notice from Tenant specifying such failure. TENANT'S SOLE REMEDY FOR ANY BREACH OR DEFAULT BY LANDLORD HEREUNDER SHALL BE TO TERMINATE THE LEASE AND TENANT HEREBY, TO THE MAXIMUM EXTENT POSSIBLE, KNOWINGLY WAIVES THE PROVISIONS OF ANY LAW, NOW OR HEREAFTER IN FORCE WHICH PROVIDE ADDITIONAL OR OTHER REMEDIES TO TENANT AS A RESULT OF ANY BREACH BY LANDLORD HEREUNDER OR UNDER ANY SUCH LAW OR REGULATION.

28.

Inspection and Access. Landlord and its agents, representatives, and contractors may enter the Premises at any reasonable time to inspect the Premises and to make such repairs as may be required or permitted pursuant to this Lease, to perform such environmental tests as may be reasonably required to confirm Tenant's compliance with the terms hereof and for any other business purpose. Landlord and Landlord’s representatives may enter the Premises during business hours on not less than 48 hours advance written notice (except in the case of emergencies in which case no such notice shall be required and such entry may be at any time) for the purpose of effecting any such repairs, inspecting the Premises, showing the Premises to prospective purchasers and, during the last year of the Term, to prospective tenants or for any other business purpose.

29.

Security. Tenant acknowledges and agrees that security devices and services, if any, while intended to deter crime may not in given instances prevent theft or other criminal acts and that Landlord is not providing any security services with respect to the Premises. Tenant agrees that Landlord shall not be liable to Tenant for, and Tenant waives any claim against Landlord with respect to, any loss by theft or any other damage suffered or incurred by Tenant in connection with any unauthorized entry into the Premises or any other breach of security with respect to the Premises. Tenant shall be solely responsible for the personal safety of Tenant's officers, employees, agents, contractors, guests and invitees while any such person is in, on or about the Premises and/or the Project. Tenant shall at Tenant's cost obtain insurance coverage to the extent Tenant desires protection against such criminal acts.

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30.

Brokers. Landlord and Tenant each represents and warrants that it has not dealt with any broker, agent, or other person (collectively, “Broker”) in connection with this transaction and that no Broker brought about this transaction, other than Irving Hughes and Colliers International. Landlord and Tenant each hereby agree to indemnify and hold the other harmless from and against any claims by any Broker, other than the broker, if any named in this Section 30, claiming a commission or other form of compensation by virtue of having dealt with Tenant or Landlord, as applicable, with regard to this leasing transaction.

31.

Limitation on Landlord's Liability. NOTWITHSTANDING, ANYTHING SET FORTH HEREIN OR IN ANY OTHER AGREEMENT BETWEEN LANDLORD AND TENANT TO THE CONTRARY: (A) LANDLORD SHALL NOT BE LIABLE TO TENANT OR ANY OTHER PERSON FOR (AND TENANT AND EACH SUCH OTHER PERSON ASSUME ALL RISK OF) LOSS, DAMAGE OR INJURY, WHETHER ACTUAL OR CONSEQUENTIAL TO: TENANT’S PERSONAL PROPERTY OF EVERY KIND AND DESCRIPTION, INCLUDING, WITHOUT LIMITATION TRADE FIXTURES, EQUIPMENT, INVENTORY, SCIENTIFIC RESEARCH, SCIENTIFIC EXPERIMENTS, LABORATORY ANIMALS, PRODUCT, SPECIMENS, SAMPLES, AND/OR SCIENTIFIC, BUSINESS, ACCOUNTING AND OTHER RECORDS OF EVERY KIND AND DESCRIPTION KEPT AT THE PREMISES AND ANY AND ALL INCOME DERIVED OR DERIVABLE THEREFROM; (B) THERE SHALL BE NO PERSONAL RECOURSE TO LANDLORD FOR ANY ACT OR OCCURRENCE IN, ON OR ABOUT THE PREMISES OR ARISING IN ANY WAY UNDER THIS LEASE OR ANY OTHER AGREEMENT BETWEEN LANDLORD AND TENANT WITH RESPECT TO THE SUBJECT MATTER HEREOF AND ANY LIABILITY OF LANDLORD HEREUNDER SHALL BE STRICTLY LIMITED SOLELY TO LANDLORD'S INTEREST IN THE PROJECT OR ANY PROCEEDS FROM SALE OR CONDEMNATION THEREOF AND ANY INSURANCE PROCEEDS PAYABLE IN RESPECT OF LANDLORD’S INTEREST IN THE PROJECT OR IN CONNECTION WITH ANY SUCH LOSS; AND (C) IN NO EVENT SHALL ANY PERSONAL LIABILITY BE ASSERTED AGAINST LANDLORD IN CONNECTION WITH THIS LEASE NOR SHALL ANY RECOURSE BE HAD TO ANY OTHER PROPERTY OR ASSETS OF LANDLORD OR ANY OF LANDLORD'S OFFICERS, DIRECTORS, EMPLOYEES, AGENTS OR CONTRACTORS. UNDER NO CIRCUMSTANCES SHALL LANDLORD OR ANY OF LANDLORD'S OFFICERS, DIRECTORS, EMPLOYEES, AGENTS OR CONTRACTORS BE LIABLE FOR INJURY TO TENANT'S BUSINESS OR FOR ANY LOSS OF INCOME OR PROFIT THEREFROM.

32.

Severability. If any clause or provision of this Lease is illegal, invalid or unenforceable under present or future laws, then and in that event, it is the intention of the parties hereto that the remainder of this Lease shall not be affected thereby.

33.

Signs; Exterior Appearance. Tenant shall not: (i) attach anything at any time to any outside wall of the Project, (ii) use any window coverings or sunscreen other than Landlord's standard window coverings, (iii) place any articles on the window sills, (iv) place any items on any exterior balcony, or (v) paint, affix or exhibit any signs or any kind in the Premises which can be viewed from the exterior of the Premises. Interior signs on doors and the directory tablet shall provided by Landlord at Tenant’s sole cost and expense.

34.

Intentionally Omitted.

35.

Right to Extend Term. Tenant shall have the right to extend the Term of the Lease upon the following terms and conditions:

(a)

Extension Right. Tenant shall have 1 right (the “Extension Right”) to extend the term of this Lease for 1 year (the “Extension Term”) on the same terms and conditions as this Lease (other than Base Rent) by giving Landlord written notice of its election to exercise the Extension Right at least 4 months prior to the expiration of the Base Term of the Lease. During the Extension Term, Base Rent shall be $6,938.40 per month.

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(b)

Rights Personal. The Extension Right is personal to Tenant and is not assignable without Landlord's consent, which may be granted or withheld in Landlord's sole discretion separate and apart from any consent by Landlord to an assignment of Tenant's interest in the Lease.

(c)

Exceptions. Notwithstanding anything set forth above to the contrary, the Extension Right shall not be in effect and Tenant may not exercise the Extension Right:

(i)

during any period of time that Tenant is in Default under any provision of this Lease; or

(ii)

if Tenant has been in Default under any provision of this Lease 3 or more times, whether or not the Defaults are cured, during the 12 month period immediately prior to the date that Tenant intends to exercise the Extension Right, whether or not the Defaults are cured.

(d)

No Extensions. The period of time within which the Extension Right may be exercised shall not be extended or enlarged by reason of Tenants inability to exercise the Extension Right.

(e)

Termination. The Extension Right shall terminate and be of no further force or effect even after Tenant’s due and timely exercise of the Extension Right, if, after such exercise, but prior to the commencement date of the Extension Term, (i) Tenant fails to timely cure any default by Tenant under this Lease; or (ii) Tenant has Defaulted 3 or more times during the period from the date of the exercise of the Extension Right to the date of the commencement of the Extension Term, whether or not such Defaults are cured.

36.

Miscellaneous.

(a)

Notices. Except as otherwise provided herein, all notices or other communications between the parties shall be in writing and shall be deemed duly given upon delivery or refusal to accept delivery by the addressee thereof if delivered in person, confirmed receipt by facsimile or upon actual receipt if delivered by reputable overnight guaranty courier, addressed and sent to the parties at their addresses set forth above. Landlord and Tenant may from time to time by written notice to the other designate another address for receipt of future notices.

(b)

Recordation. Neither this Lease nor a memorandum of lease shall be filed by or on behalf of Tenant in any public record. Landlord may prepare and file, and upon request by Landlord Tenant will execute, a memorandum of lease.

(c)

Financial Information. Tenant shall furnish Landlord with true and complete copies of (i) Tenant's most recent audited annual financial statements within 90 days of the end of each of Tenant's fiscal years during the Term, (ii) Tenant's most recent unaudited quarterly financial statements within 45 days of the end of each of Tenant's first three fiscal quarters of each of Tenant's fiscal years during the Term, (iii) at Landlord's request from time to time, updated business plans, including cash flow projections and/or pro forma balance sheets and income statements, all of which shall be treated by Landlord as confidential information belonging to Tenant, (iv) corporate brochures and/or profiles prepared by Tenant for prospective investors, and (v) any other financial information or summaries that Tenant typically provides to its lenders or shareholders.

(d)

Interpretation. The normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Lease or any exhibits or amendments hereto.

(e)

Not Binding Until Executed. The submission by Landlord to Tenant of this Lease shall have no binding force or effect, shall not constitute an option for the leasing of the Premises, nor confer any right or impose any obligations upon either party until execution of this Lease by both parties.

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(f)

Limitations on Interest. It is expressly the intent of Landlord and Tenant at all times to comply with applicable law governing the maximum rate or amount of any interest payable on or in connection with this Lease. If applicable law is ever judicially interpreted so as to render usurious any interest called for under this Lease, or contracted for, charged, taken, reserved, or received with respect to this Lease, then it is Landlord's and Tenant's express intent that all excess amounts theretofore collected by Landlord be credited on the applicable obligation (or, if the obligation has been or would thereby be paid in full, refunded to Tenant), and the provisions of this Lease immediately shall be deemed reformed and the amounts thereafter collectible hereunder reduced, without the necessity of the execution of any new document, so as to comply with the applicable law, but so as to permit the recovery of the fullest amount otherwise called for hereunder.

(g)

Choice of Law. Construction and interpretation of this Lease shall be governed by the internal laws of the state in which the Premises are located, excluding any principles of conflicts of laws.

(h)

Time. Time is of the essence as to the performance of Tenant's obligations under this Lease.

(i)

Entire Agreement. This Lease, including the exhibits attached hereto, constitutes the entire agreement between Landlord and Tenant pertaining to the subject matter hereof and supersedes all prior and contemporaneous agreements, understandings, letters of intent, negotiations and discussions, whether oral or written, of the parties, and there are no warranties, representations or other agreements, express or implied, made to either party by the other party in connection with the subject matter hereof except as specifically set forth herein.

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IN WITNESS WHEREOF, Landlord and Tenant have executed this Lease as of the day and year first above written.

TENANT:

FORBES MEDI-TECH, (Research) Inc
a Delaware Corp

By: /s/ Charles A. Butt
Its: President

LANDLORD:

ARE-10933 NORTH TORREY PINES, LLC,
a Delaware limited liability company

By:	Alexandria Real Estate Equities, Inc.,
a Maryland corporation,
managing member

By: /s/ Jennifer Pappas
Its: JENNIFER PAPPAS
V.P & ASSISTANT SECRETARY

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Short Form 3N Laboratory Lease	10931 North Torrey Pines Road/Forbes Medi-Tech

EXHIBIT A TO LEASE

DESCRIPTION OF PREMISES

Attached.

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Short Form 3N Laboratory Lease	10931 North Torrey Pines Road/Forbes Medi-Tech

EXHIBIT B TO LEASE

DESCRIPTION OF PREMISES

Attached.

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EXHIBIT B

Short Form 3N Laboratory Lease	10931 North Torrey Pines Road/Forbes Medi-Tech

EXHIBIT C TO LEASE

Rules and Regulations

1.

The sidewalk, entries, and driveways of the Project shall not be obstructed by Tenant, or any Tenant Party, or used by them for any purpose other than ingress and egress to and from the Premises.

2.

Tenant shall not place any objects, including antennas, outdoor furniture, etc., in the parking areas, landscaped areas or other areas outside of its Premises, or on the roof of the Project.

3.

Except for animals assisting the disabled, no animals shall be allowed in the offices; halls; or corridors in the Project.

4.

Tenant shall not disturb the occupants of the Project or adjoining buildings by the use of any radio or musical instrument or by the making of loud or improper noises.

5.

If Tenant desires telegraphic, telephonic or other electric connections in the Premises, Landlord or its agent will direct the electrician as to where and how the wires may be introduced; and, without such direction, no boring or cutting of wires will be permitted. Any such installation or connection shall be made at Tenant's expense.

6.

Tenant shall not install or operate any steam or gas engine or boiler, or other mechanical apparatus in the Premises, except as specifically approved in the Lease. The use of oil, gas or inflammable liquids for heating, lighting or any other purpose is expressly prohibited. Explosives or other articles deemed extra hazardous shall not be brought into the Project.

7.

Parking any type of recreational vehicles is specifically prohibited on or about the Project. Except for the overnight parking of operative vehicles, no vehicle of any type shell be stored in the parking areas at any time. In the event that a vehicle is disabled, it shall be removed within 48 hours. There shall be no "For Sale" or other advertising signs on or about any parked vehicle. All vehicles shall be parked in the designated parking areas in conformity with all signs and other markings. All parking will be open parking, and no reserved parking, numbering or lettering of individual spaces will be permitted except as specified by Landlord.

8.

Tenant shall maintain the Premises free from rodents, insects and other pests.

9.

Landlord reserves the right to exclude or expel from the Project any person who, in the judgment of Landlord, is intoxicated or under the influence of liquor or drugs or who shall in any manner do any act in violation of the Rules and Regulations of the Project.

10.

Tenant shall not cause any unnecessary labor by reason of Tenant's carelessness or indifference in the preservation of good order and cleanliness. Landlord shall not be responsible to Tenant for any loss of property on the Premises, however occurring, or for any damage done to the effects of Tenant by the janitors or any other employee or person.

11.

Tenant shall give Landlord prompt notice of any defects in the water, lawn sprinkler, sewage, gas pipes, electrical lights and fixtures, heating apparatus, or any other service equipment affecting the Premises.

12.

Tenant shall not permit storage outside the Premises, including without limitation, outside storage of trucks and other vehicles, or dumping of waste or refuse or permit any harmful materials to be placed in any drainage system or sanitary system in or about the Premises.

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Short Form 3N Laboratory Lease	10931 North Torrey Pines Road/Forbes Medi-Tech

13.

All moveable trash receptacles provided by the trash disposal firm for the Premises must be kept in the trash enclosure areas, if any, provided for that purpose.

14.

No auction, public or private, will be permitted on the premises or the Project.

15.

No awnings shall be placed over the windows in the Premises except with the prior written consent of Landlord.

16.

The Premises shall not be used for lodging, sleeping or cooking or for any immoral or illegal purposes or for any purpose other than that specified in the Lease. No gaming devices shall be operated in the Premises.

17.

Tenant shall ascertain from Landlord the maximum amount of electrical current which can safety be used in the Premises, taking into account the capacity of the electrical wiring in the Project and the Premises and the needs of other tenants, and shall not use more than such safe capacity. Landlord's consent to the installation of electric equipment shall not relieve Tenant from the obligation not to use more electricity than such safe capacity.

18.

Tenant assumes full responsibility for protecting the Premises from theft, robbery and pilferage.

19.

Tenant shall not install or operate on the Premises any machinery or mechanical devices of a nature not directly related to Tenant's ordinary use of the Premises and shall keep all such machinery free of vibration, noise and air waves which may be transmitted beyond the Premises.

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Short Form 3N Laboratory Lease	10931 North Torrey Pines Road/Forbes Medi-Tech

EXHIBIT D TO LEASE

ACKNOWLEDGMENT OF COMMENCEMENT DATE

This ACKNOWLEDGMENT OF COMMENCEMENT DATE is made this _____ day of __________, __________, between ARE-10933 North Torrey Pines, LLC, a Delaware limited liability company ("Landlord"), and Forbes Medi-Tech, a _____________ ("Tenant"), and is attached to and made a part of the Lease dated January ____, 2007 (the "Lease"), by and between Landlord and Tenant. Any initially capitalized terms used but not defined herein shall have the meanings given them in the Lease.

Landlord and Tenant hereby acknowledge and agree, for all purposes of the Lease, that the Commencement Date of the Term of the Lease is __________, _____, the Rent Commencement Date shall be February 1, 2007, and the termination date of the Term of the Lease shall be midnight on January 31, 2008, unless the Base Term is extended pursuant to the terms of the Lease.

IN WITNESS WHEREOF, Landlord and Tenant have executed this ACKNOWLEDGMENT OF COMMENCEMENT DATE to be effective on the date first above written.

TENANT:

FORBES MEDI-TECH,
a ______________________________________

By: ____________________________________
Its: ____________________________________

LANDLORD:

ARE-10933 NORTH TORREY PINES, LLC,
a Delaware limited liability company

By:	Alexandria Real Estate Equities, Inc.,
a Maryland corporation,
Managing member

By: ____________________________
Its: ____________________________

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Short Form 3N Laboratory Lease	10931 North Torrey Pines Road/Forbes Medi-Tech

EXHIBIT E TO LEASE

REMOVABLE INSTALLATIONS

None.

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SCHEDULE B

FIRST AMENDMENT TO LEASE

FIRST AMENDMENT TO LEASE

THIS FIRST AMENDMENT TO LEASE (this "First Amendment') is made as of August 31, 2007, by and between ARE-10933 NORTH TORREY PINES, LLC, a Delaware limited liability company ("Landlord"), and FORBES MEDI-TECH (RESEARCH) INC., a Delaware corporation ("Tenant").

RECITALS

A.

Landlord and Tenant are parties to that certain Lease Agreement dated as of January 10, 2007 (the "Lease"). Pursuant to the Lease, Tenant leases that certain premises consisting of approximately 2,478 rentable square feet (the "Premises") in a building located at 10931 North Torrey Pines Road, La Jolla, California ("Property"). The Premises are more particularly described in the Lease. Capitalized terms used herein without definition shall have the meanings defined for such terms in the Lease.

B.

The Base Term of the Lease is scheduled to expire on January 31, 2008.

C.

Tenant desires to amend to Lease to: (i) reflect the relocation of Tenant from Suite 108 (the "Old Premises") to Suite 105 in the Building, as more particularly described on Exhibit A attached to this First Amendment (the "New Premises"); and (ii) extend the Base Term as set forth below. Landlord is willing to agree to the foregoing on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing Recitals, which are incorporated herein by this reference, the mutual promises and conditions contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Landlord and Tenant hereby agree as follows:

1.

Premises. As of the earlier to occur of (i) the date Tenant takes possession of the New Premises, and (ii) October 1, 2007 (the "New Commencement Date"), the definition of "Premises" on Page 1 of the Lease is hereby amended and restated in its entirety as follows:

"Premises: That portion of the Building, containing approximately 2,965 rentable square feet, as determined by Landlord, as shown on Exhibit A"

As of the New Commencement Date, Exhibit A attached to the Lease is hereby deleted in its entirety and replaced with Exhibit A attached to this First Amendment.

2.

Base Rent. As of the New Commencement Date, the definition of "Base Rent" on Page 1 of the Lease is hereby amended and restated in its entirety as follows:

"Base Rent: $8,153.75 per month"

Tenant shall be obligated to pay Base Rent for the Old Premises in the amount of $6,566.70 per month (in addition to Base Rent for the New Premises) until such time as Tenant has surrendered the Old Premises to Landlord in accordance with the surrender provisions set forth in the Lease.

3.

Tenant's Share. As of the New Commencement Date, the definition of "Tenant's Share" on Page 1 of the Lease is hereby amended and restated in its entirety as follows:

"Tenant's Share: 12.79%"

4.

Base Term. The Base Term with respect to the Old Premises shall terminate on the day immediately preceding the New Commencement Date, and the Base Term for the New Premises shall commence on the New Commencement Date and end 12 months thereafter. For purposes of Section 6 below, the "Base Term" shall include both the Base Term for the Old Premises and the New Premises.

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5.

Tenant's Notice Address. As of the New Commencement Date, the definition of "Tenant's Notice Address" on Page 1 of the Lease is hereby amended and restated in its entirety as follows:

"Tenant's Notice Address:
10931 North Torrey Pines Road, Suite 105
La Jolla, California 92307
Attention: John Nestor"

6.

Security Deposit. The last sentence of Section 5 of the Lease is hereby amended and restated in its entirety as follows:

"Upon Tenant's request, the Security Deposit shall be reduced on February 1, 2008 to $16,307.50; provided, however, that there have not been any Defaults by Tenant under this Lease during the Base Term."

7.

Right to Extend Term.  Section 35 of the Lease is hereby deleted in its entirety, and Tenant acknowledges and agrees that Tenant has no further right under the Lease to extend the Term.

8.

Surrender of the Old Premises. Tenant shall voluntarily surrender the Old Premises on or before the New Commencement Date in the condition which Tenant is required to surrender the Old Premises as of the expiration of the Term of the Lease. Tenant agrees to cooperate with Landlord in all matters, as applicable, relating to (i) decommissioning of the Old Premises as a licensed laboratory, (ii) surrender or revocation of all licenses of Tenant relating to the Old Premises, and (iii) surrendering the Old Premises as required under the Lease. From and after the New Commencement Date, Tenant shall have no further rights of any kind with respect to the Old Premises. Notwithstanding the foregoing, those provisions of the Lease which, by their terms, survive the termination of the Lease shall survive the surrender of the Old Premises and termination of the Lease with respect to the Old Premises as provided for herein.

9.

Broker. Landlord and Tenant each represents and warrants that it has not dealt with any broker,agent or other person (collectively, "Broker") in connection with the transaction reflected in this First Amendment and that no Broker brought about this transaction other than Colliers International. Landlord and Tenant each hereby agree to indemnify and hold the other harmless from and against any claims by any Broker, other than Colliers International, claiming a commission or other form of compensation by virtue of having dealt with Tenant or Landlord, as applicable, with regard to this leasing transaction.

10.

Miscellaneous.

a.

This First Amendment is the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior and contemporaneous oral and written agreements and discussions. This First Amendment may be amended only by an agreement in writing, signed by the parties hereto. This First Amendment is effective as of the date first set forth above.

b.

This First Amendment is binding upon and shall inure to the benefit of the parties hereto, their respective agents, employees, representatives, officers, directors, divisions, subsidiaries, affiliates, assigns, heirs, successors in interest and shareholders.

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c.

This First Amendment may be executed in any number of counterparts, each of which shall be deemed an original, but all of which when taken together shall constitute one and the same instrument. The signature page of any counterpart may be detached therefrom without impairing the legal effect of the signature(s) thereon provided such signature page is attached to any other counterpart identical thereto except having additional signature pages executed by other parties to this First Amendment attached thereto.

d.

Except as amended and/or modified by this First Amendment, the Lease is hereby ratified and confirmed and all other terms of the Lease shall remain in full force and effect, unaltered and unchanged by this First Amendment. In the event of any conflict between the provisions of this First Amendment and the provisions of the Lease, the provisions of this First Amendment shall prevail. Whether or not specifically amended by this First Amendment, all of the terms and provisions of the Lease are hereby amended to the extent necessary to give effect to the purpose and intent of this First Amendment.

[Signatures are on the next page.]

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IN WITNESS WHEREOF, the parties hereto have executed this First Amendment as of the day and year first above written.

LANDLORD:	ARE-10933 NORTH TORREY PINES, LLC, a Delaware limited liability company

	By:	Alexandria Real Estate Equities, Inc,
a Maryland corporation
managing member

		By:	/s/ Jennifer Papas
		Its:	SVP - REGENERAL COUNSEL

TENANT:	FORBES MEDI-TECH, INC. a Delaware corporation

	By:	/s/ Charles A. Butt
	Its:	President

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EXHIBIT A

NEW PREMISES

SEE ATTACHED

A-1

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